Exhibit 1

Announcement  |  Lisbon  |  14 October 2014

Clarification to the Market disclosed by Oi

Portugal Telecom, SGPS S.A. hereby informs on the clarification to the market disclosed by Oi, S.A., according to the company’s announcement attached hereto.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

Rio de Janeiro, October 13, 2014.

BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange
Corporate Oversight Superintendence

Rua XV de Novembro, 275

São Paulo, SP

01010-010

Att:         Nelson Barroso Ortega

Brazilian Securities and Exchange Commission

Rua Sete de Setembro, 111, 5º andar, Centro

Rio de Janeiro, RJ

20050-901

Att:                           Fernando Soares Vieira

Corporate Relations Superintendence

Waldir de Jesus Nobre

Market and Intermediary Relations Superintendence

Re: Ofício SAE/GAE 3108-14

Dear Sirs,

Oi S.A. (“Oi” or Company”), hereby presents the following considerations and clarifications in response to Official Letter Ofício SAE/GAE 3145-14 from BM&FBovespa S.A. – Securities, Commodities and Futures Exchange (“BM&FBovespa”), in which the BM&FBovespa requested “by October 13, 2014, clarifications, as well as other information considered important, regarding the article published by the Estado – Broadcast agency on October 10, 2014,entitled “Executivo-chefe da Altice se reúne com governo português e acionistas da Oi, diz jornal” (“CEO of Altice meets with Portuguese government and Oi shareholders, claims newspaper” which, among other information, states that:

• the subject of the meeting was an offer to buy Portugal Telecom;

• Altice had already discussed amounts with Portuguese and Brazilian shareholders, but this still depended on a decision by Oi’s management.”

The Company has no means of knowing if there really was a meeting between Altice and the Portuguese government or “Oi shareholders” as claimed by the article’s title.

Following the media publication of these meetings, however, the Company was informed that Banco BTG Pactual S.A., the financial advisor hired to develop viable funding and structural alternatives to enable the Company’s participation as a protagonist in the consolidation of the Brazilian telecommunications sector, had been contacted by several interested parties (including Altice) to obtain selected information on the business of PT Portugal SGPS SA, especially in regard to its operations in Portugal, so that they could draw up proposals aimed at acquiring these operations or part of its non-strategic assets.

The Company would like to make it clear, that, up to the present date, it has not received any proposal for the sale, with an indication of amounts or not, of its operations in Portugal and that there has been no decision to sell these operations, or its assets in Portugal.

Sincerely,

Oi S.A.
Bayard De Paoli Gontijo
Chief Financial and Investor Relations Officer